                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference are the following documents to be sent to shareholders in connection with Tefron Ltd.'s Extraordinary General
Meeting of Shareholders scheduled to be held on January 20, 2009:

1.   Exhibit 99.1: The Registrant's Notice of Extraordinary General Meeting of
     Shareholders and Proxy Statement.

2.   Exhibit 99.2: The form of proxy card.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TEFRON LTD.
                                                (Registrant)

                                                By: /s/ Eran Rotem
                                                ----------------------
                                                Name: Eran Rotem
                                                Title: Chief Financial Officer

                                                By: /s/ Hanoch Zlotnik
                                                ----------------------
                                                Name: Hanoch Zlotnik
                                                Title: Treasurer

Date: December 18, 2008

                                       3